

July 17, 2023

Kevin Richard Benning
Property General Manager
Studio City International Holdings Limited
38th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

> **Re: Studio City International Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed July 7, 2023**
> **File No. 333-261406**

Dear Kevin Richard Benning:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

Form F-3/A filed July 7, 2023

Cover Page

1.   We note your response to comment 3; however, please revise the last bulleted definition on page 1 to clarify which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

General

2. Please update your disclosure to discuss the China Securities Regulatory Commission (CSRC) announcement of the implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023.

 Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tim Cruickshank